ReliaStar Life Insurance Company
and its
Separate Account N

ING ADVANTAGE CENTURY PLUS^{SM}

Supplement Dated July 17, 2013 to the Contract Prospectus dated April 29, 2011, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your Contract Prospectus for future reference.

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1. Notice of and Important Information About an Upcoming Fund Reorganization

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Pioneer Mid Cap Value Portfolio.*

The Board of Trustees of ING Investors Trust approved a proposal to reorganize the ING Pioneer Mid Cap Value Portfolio (the "Merging Fund") with and into the ING Large Cap Value Portfolio (the "Surviving Fund"). Subject to shareholder approval the reorganization is expected to take place on or about September 6, 2013 (the "Reorganization Effective Date").

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation. Please note that investments in Class S shares of the ING Pioneer Mid Cap Value Portfolio will automatically become investments in the subaccount that invests in Class I shares of the ING Large Cap Value Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions after the Reorganization Effective Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. See the "Transfers Among Investment Options" section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at ING U.S. Service Center, P.O. Box 5050, Minot, North Dakota 58702-5050 or calling 1-877-884-5050.

Information about the ING Large Cap Value Portfolio. The following chart lists summary information for the ING Large Cap Value Portfolio. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING Large Cap Value Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

2. **The section titled "Same-Sex Marriages" in your Contract Prospectus is deleted and replaced with the following:**

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in the Contract Prospectus and your particular tax situation.

3. **More Information is Available**

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


ING U.S. Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.